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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

EXCO RESOURCES, INC. (Name of Issuer)
Common Stock, par value $0.02 per share (Title of Class of Securities)
269279 20 4 (CUSIP NUMBER)

Brian M. Lidji
Sayles, Lidji & Werbner
A Professional Corporation
4400 Renaissance Tower
1201 Elm Street
Dallas, Texas 75270
(214) 939-8700
(Name, Address and Telephone of Person
Authorized to Receive Notices and Communications)

March 11, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Common Stock: 269279204	Page 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Douglas H. Miller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 859,122 (1) (2) 8. Shared Voting Power 0 9. Sole Dispositive Power 859,122 (1) (2) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 859,122 (1) (2)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) /x/ (1)

13.	Percent of Class Represented by Amount in Row (11) 11.4% (1) (2) (3)

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported does not include 16,500 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock"), owned by The Millers Children's Trust, a Trust created by the Reporting Person. The Reporting Person is neither the Trustee nor a beneficiary of The Millers Children's Trust.

(2)
The number reported includes 577,334 shares of Common Stock, 91,788 shares of the Issuer's 5% Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), which shares vote on an equal basis with the Common Stock and are convertible on a one-to-one basis into Common Stock, and 190,000 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

(3)
The number reported reflects, in terms of a percentage, the relationship the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own bears to 7,277,952 shares of Common Stock outstanding as of March 11, 2003, based on information supplied by the Issuer, plus the 190,000 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan and the 91,788 shares of the Preferred Stock described above.

CUSIP No. Common Stock: 269279204	Page 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
T.W. Eubank

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 263,407 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 263,407 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 263,407 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) 3.6% (1) (2)

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 144,363 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock"), 9,044 shares of the Issuer's 5% Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), which shares vote on an equal basis with the Common Stock and are convertible on a one-to-one basis into Common Stock, and 110,000 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

(2)
The number reported reflects, in terms of a percentage, the relationship the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own bears to 7,277,952 shares of Common Stock outstanding as of March 11, 2003, based on information supplied by the Issuer, plus the 110,000 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan and the 9,044 shares of the Preferred Stock described above.

CUSIP No. Common Stock: 269279204	Page 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
J. Douglas Ramsey, Ph.D

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 179,586 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 179,586 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 179,586 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) 2.4% (1) (2)

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 69,999 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock"), 2,087 shares of the Issuer's 5% Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), which shares vote on an equal basis with the Common Stock and are convertible on a one-to-one basis into Common Stock, and 107,500 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

(2)
The number reported reflects, in terms of a percentage, the relationship the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own bears to 7,277,952 shares of Common Stock outstanding as of March 11, 2003, based on information supplied by the Issuer, plus the 107,500 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan and the 2,087 shares of the Preferred Stock described above.

CUSIP No. Common Stock: 269279204	Page 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Charles R. Evans

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 85,934 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 85,934 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,934 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) 1.2% (1) (2)

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 12,011 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock"), 436 shares of the Issuer's 5% Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), which shares vote on an equal basis with the Common Stock and are convertible on a one-to-one basis into Common Stock, and 73,487 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

(2)
The number reported reflects, in terms of a percentage, the relationship the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own bears to 7,277,952 shares of Common Stock outstanding as of March 11, 2003, based on information supplied by the Issuer, plus the 73,487 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan and the 436 shares of the Preferred Stock described above.

CUSIP No. Common Stock: 269279204	Page 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
J. David Choisser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8,006 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 8,006 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,006 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number includes 194 of the Issuer's Common Stock, par value $0.02 per share ("Common Stock"), and 7,812 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Richard E. Miller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 72,016 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 72,016 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,016 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) 1.0% (1) (2)

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 12,960 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock"), 1,035 shares of the Issuer's 5% Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), which shares vote on an equal basis with the Common Stock and are convertible on a one-to-one basis into Common Stock, and 58,021 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

(2)
The number reported reflects, in terms of a percentage, the relationship the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own bears to 7,277,952 shares of Common Stock outstanding as of March 11, 2003, based on information supplied by the Issuer, plus the 58,021 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan and the 1,035 shares of the Preferred Stock described above.

CUSIP No. Common Stock: 269279204	Page 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
James M. Perkins, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,451 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 5,451 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,451 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 451 shares of the Issuer's 5% Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), which shares vote on an equal basis with the Common Stock and are convertible on a one-to-one basis into Common Stock, and 5,000 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Richard L. Hodges

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 16,784 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 16,784 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,784 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 3,859 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock") and 12,925 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
John D. Jacobi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 94,069 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 94,069 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,069 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) 1.3% (1) (2)

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 18,847 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock") and 75,222 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

(2)
The number reported reflects, in terms of a percentage, the relationship the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own bears to 7,277,952 shares of Common Stock outstanding as of March 11, 2003, based on information supplied by the Issuer, plus the 75,222 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

CUSIP No. Common Stock: 269279204	Page 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Daniel A. Johnson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 81,592 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 81,592 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,592 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) 1.1% (1) (2)

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 1,370 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock") and 80,222 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

(2)
The number reported reflects, in terms of a percentage, the relationship the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own bears to 7,277,952 shares of Common Stock outstanding as of March 11, 2003, based on information supplied by the Issuer, plus the 80,222 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

CUSIP No. Common Stock: 269279204	Page 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Harold L. Hickey

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 12,648 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 12,648 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,648 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 520 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock"), 44 shares of the Issuer's 5% Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), which shares vote on an equal basis with the Common Stock and are convertible on a one-to-one basis into Common Stock, and 12,084 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stephen E. Puckett

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 20,162 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 20,162 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,162 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 1,500 shares of the Issuer's 5% Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), which shares vote on an equal basis with the Common Stock and are convertible on a one-to-one basis into Common Stock, and 18,662 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Russell W. Romoser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 13,764 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 13,764 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,764 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 514 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock") and 13,250 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
W. Andy Bracken

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 25,498 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 25,498 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,498 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 12,360 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock") and 13,138 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Paul B. Rudnicki

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,143 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 6,143 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,143 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 162 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock") and 5,981 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Gary M. Nelson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 23,235 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 23,235 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,235 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 1,443 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock"), and 21,792 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 18

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
H. Wayne Gifford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,500 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 2,500 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 2,500 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 19

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Gary L. Parker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 13,606 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 13,606 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,606 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 448 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock"), and 13,158 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Craig F. Hruska

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 28,882 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 28,882 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,882 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 17,700 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock"), and 11,182 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 21

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Steve Fagan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 23,572 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 23,572 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,572 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 12,390 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock"), and 11,182 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 22

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Dennis G. McIntyre

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 23,632 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 23,632 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,632 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 12,450 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock"), and 11,182 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 23

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Neil Burrows

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8. Shared Voting Power 0 9. Sole Dispositive Power 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. Common Stock: 269279204	Page 24

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Gregory Robb

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 18,682 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 18,682 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,682 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 7,500 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock"), and 11,182 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 25

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Jonathan Kuhn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,400 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 4,400 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,400 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 200 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock"), and 4,200 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 26

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Jamie Benninger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,858 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 3,858 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,858 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 3,858 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 27

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Terry Pidkowa

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,132 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 5,132 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,132 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 5,132 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 28

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Duane Masse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,540 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 2,540 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,540 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 2,540 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 29

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Jeffrey D. Benjamin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 118,230 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 118,230 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,230 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) 1.6% (1) (2)

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 58,230 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock"), 10,000 shares of the Issuer's 5% Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), which shares vote on an equal basis with the Common Stock and are convertible on a one-to-one basis into Common Stock, and 50,000 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

(2)
The number reported reflects, in terms of a percentage, the relationship the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own bears to 7,277,952 shares of Common Stock outstanding as of Mach 11, 2003, based on information supplied by the Issuer, plus the 50,000 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan and the 10,000 shares of the Preferred Stock described above.

CUSIP No. Common Stock: 269279204	Page 30

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Earl E. Ellis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 322,829 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 322,829 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,829 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) 4.4% (1) (2)

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 271,829 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock"), 26,000 shares of the Issuer's 5% Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), which shares vote on an equal basis with the Common Stock and are convertible on a one-to-one basis into Common Stock, and 25,000 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

(2)
The number reported reflects, in terms of a percentage, the relationship the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own bears to 7,277,952 shares of Common Stock outstanding as of March 11, 2003, based on information supplied by the Issuer, plus the 25,000 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan and the 26,000 shares of the Preferred Stock described above.

CUSIP No. Common Stock: 269279204	Page 31

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Jennifer M. Perry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,462 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 1,462 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,462 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 1,462 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 32

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Kirstie M. Egan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,726 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 4,726 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,726 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 4,726 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 33

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Wesley E. Roberts

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,026 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 3,026 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,026 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 3,026 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 34

1.	Names of Reporting Persons.
Delwyn C. Dennison

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,620 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 3,620 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,620 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 3,620 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 35

1.	Names of Reporting Persons.
Muharem Mustalic

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,144 (1) 8. Shared Voting Power 0 9. Sole Dispositive Power 4,144 (1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,144 (1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) IN

(1)
The number reported includes 4,144 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

*
Less than 1%.

CUSIP No. Common Stock: 269279204	Page 36

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Terry L. Trudeau

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. Common Stock: 269279204	Page 37

1.	Names of Reporting Persons.
EXCO Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. Common Stock: 269279204	Page 38

1.	Names of Reporting Persons.
ER Acquisition, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /x/
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

Item 1. Security and Issuer

        This statement of beneficial ownership on Schedule 13D (this "Statement") relates to the Common Stock (the "Common Stock"), $0.02 par value per share, of EXCO Resources, Inc., a Texas corporation (the "Issuer"). Together the Common Stock and the Issuer's 5% Convertible Preferred Stock, $0.01 par value per share (the "Preferred Stock") are referred to as "EXCO Stock." The principal executive offices of the Issuer are located at 6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206.

Item 2. Identity and Background

        This Statement is being jointly filed by each of: EXCO Holdings Inc., a newly formed Delaware corporation ("Holdings"), ER Acquisition, Inc., a newly formed Texas corporation ("ERA"), Douglas H. Miller ("Mr. Miller"), T. W. Eubank ("Mr. Eubank"), J. Douglas Ramsey, Ph.D., Charles R. Evans, J. David Choisser, Richard E. Miller, James M. Perkins, Jr., Richard L. Hodges, John D. Jacobi, Daniel A. Johnson, Harold L. Hickey, Stephen E. Puckett, Russell W. Romoser, W. Andy Bracken, Paul B. Rudnicki, Gary M. Nelson, H. Wayne Gifford, Gary L. Parker, Craig F. Hruska, Steve Fagan, Dennis G. McIntyre, Neil Burrows, Gregory Robb, Jonathan Kuhn, Jamie Beninger, Terry Pidkowa, Duane Masse, Jeffrey D. Benjamin, Jennifer M. Perry, Kirstie M. Egan, Wesley E. Roberts, Delwyn C. Dennison, Muharem Mustalic, Terry L. Trudeau and Earl E. Ellis. Collectively the foregoing persons are referred to individually as a "Reporting Person" and collectively as the "Reporting Persons."

        The current executive officers of Holdings are Mr. Miller as the Chief Executive Officer, and Mr. Eubank as the President and Treasurer. The sole director of Holdings is Mr. Miller.

        The current executive officers of ERA are Mr. Miller as the President and Secretary, and Mr. Eubank as the Vice President. The sole director of ERA is Mr. Miller.

        Mr. Miller originally filed a statement of beneficial ownership on December 18, 1997; which statement was amended on December 22, 1997, August 20, 1998, September 24, 1998, February 11, 2002, August 7, 2002, August 8, 2002, October 24, 2002, and January 6, 2003. The inclusion of Mr. Miller in this Statement serves as the 7th amendment to his previous statement on Schedule 13D and fully restates his previous statement.

        Mr. Eubank originally filed a statement of beneficial ownership on January 8, 1998; which statement was amended on August 20, 1998, October 24, 2002, and January 6, 2003. The inclusion of Mr. Eubank in this Statement serves as the 2nd amendment to his previous statement on Schedule 13D and fully restates his previous statement.

        Appendix A, which is incorporated herein by reference, sets forth the following information with respect to each Reporting Person and anyone with whom a Reporting Person shares voting or dispositive power with respect to such person's EXCO Stock: (i) name, (ii) residence or business address, (iii) present principal occupation or employment, (iv) principal business and address of any corporation or other organization in which such employment is conducted, and (v) citizenship or jurisdiction of formation of a corporation or other organization.

        Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information given by another Reporting Person. By their signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person. Each of the Reporting Persons together with Cerberus Capital Management L.P., a Delaware limited partnership ("Cerberus"), may be deemed to be holding their shares of EXCO Stock with the purpose (together with the other Reporting Persons) of acting in concert with regard to the transactions described in Item 4; accordingly, the Reporting Persons may be deemed to constitute a "group" for purposes of

Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares of EXCO Stock covered by this Statement. It is anticipated that additional individuals and entities may become Reporting Persons.

        None of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        The Reporting persons have acquired their shares of EXCO Stock through one or more of director fees, 401(k) contributions, loans and personal funds.

        On March 11, 2003, Holdings and ERA entered into an Agreement and Plan of Merger attached as Exhibit 99.1 and incorporated herein by reference (the "Merger Agreement") with the Issuer. If the transactions contemplated by the Merger Agreement are consummated, Holdings will acquire the Issuer through the merger of ERA with and into the Issuer with the Issuer surviving as a wholly owned subsidiary of Holdings. Each outstanding share of EXCO Stock will be converted into the right to receive merger consideration as follows: (a) the Common Stock will be converted into the right to receive $18.00 in cash, and (b) each outstanding share of the Preferred Stock will be converted into the right to receive between $18.00 and $18.2625 in cash depending upon when the merger is closed and when the Issuer pays dividends on the Preferred Stock. However, the Issuer's treasury shares, shares held by persons who properly perfect their dissenters rights under Texas law, and shares held by the Reporting Persons (which shares will be contributed to Holdings immediately prior to the merger) will not be converted into the right to receive merger consideration.

        Holdings will obtain the funds necessary for consummation of the merger from the following sources.

        Holdings will sell, prior to the merger, approximately 115,946,667 shares its Class A Common Stock, par value $0.01 per share (the "Class A Stock") for $1.50 per share and 11,925,931 of its Class B Common Stock, par value $0.001 per share (the "Class B Stock") for $0.001 per share. The Reporting Persons other than Holdings and ERA (the "Continuing Shareholders") intend to purchase, prior to the closing of the merger and pursuant to a Management Purchase Agreement substantially in the form attached as Exhibit G to the Stock Purchase Agreement (as described in the following paragraph), approximately 8,280,000 shares of the Class A Stock with the balance of the shares to be purchased by Cerberus (as described below). However, at the discretion and request of Mr. Miller, certain institutional investors and accredited business associates of Mr. Miller may be offered the opportunity to purchase a portion of the shares that would otherwise be purchased by Cerberus so long as the number of shares to be purchased by Cerberus is not reduced to less than 71,000,000. The Continuing Shareholders also intend to purchase all of the Class B Stock. The Continuing Shareholders will pay for their shares of Holdings' stock by, delivering cash, notes payable, or EXCO Stock or stock of ERA to Holdings or by agreeing with Holdings to the cancellation of options to acquire EXCO Stock, or a combination of the foregoing.

        Cerberus, pursuant to a Stock Purchase Agreement, dated as of March 11, 2003, by and between Holdings and Cerberus, on behalf of one or more affiliates of Cerberus to be designated by Cerberus, attached as Exhibit 99.2 and incorporated by reference herein (the "Stock Purchase Agreement") has agreed, subject to certain customary conditions, to purchase the shares of Class A Stock not purchased by the Continuing Shareholders, institutional investors or accredited business associates of Mr. Miller as described above.

        Any additional funds required will be obtained through a day light loan commitment from Bank One, N.A. to ERA attached hereto as Exhibit 99.3 and incorporated herein by reference (the "Day Light Loan") in an amount equal to the lesser of (i) approximately $75,000,000 or (ii) the availability under the Issuer's existing revolving lines of credit with Bank One, N.A. existing as of the date of the Merger.

        Holdings was formed for the purposes of entering into the Merger Agreement, holding all of the common stock of ERA prior to the completion of the merger and holding all of the stock of the Issuer after the completion of the merger. After the purchases described above are consummated, the Continuing Shareholders are currently expected to own approximately 17% of the voting capital stock of Holdings and thus are anticipated to own approximately 17% of the voting capital stock of the Issuer following the merger. Cerberus is currently expected to own between approximately 56% and 83% of the voting capital stock of Holdings and thus is anticipated to own between approximately 56% and 83% of the voting capital stock of the Issuer following the merger.

Item 4. Purpose of Transaction

        On March 11, 2003, Holdings and ERA, entered into the Merger Agreement with the Issuer. If the transactions contemplated by the Merger Agreement are consummated, Holdings will acquire the Issuer through the merger of ERA with and into the Issuer with the Issuer surviving as a wholly owned subsidiary of Holdings. Each outstanding share of EXCO Stock will be converted into the right to receive merger consideration as follows: (a) the Common Stock will be converted into the right to receive $18.00 in cash, and (b) each outstanding share of the Preferred Stock will be converted into the right to receive between $18.00 and $18.2625 in cash depending upon when the merger is closed and when the Issuer pays dividends on the Preferred Stock. However, the Issuer's treasury shares, shares held by persons who properly perfect their dissenters rights under Texas law, and certain shares held by the Reporting Persons (which shares will be contributed to Holdings immediately prior to the merger) will not be converted into the right to receive merger consideration.

        After the merger, the directors of ERA will become the directors of the Issuer and the officers of ERA will become the officers of the Issuer in each case until their successors are duly elected or appointed and qualified.

        If the merger is consummated, the Common Stock and Preferred Stock will be delisted from trading on the NASDAQ National Market or any other exchange or inter-dealer quotation system, and the Common Stock and Preferred Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

        Attached hereto as Exhibit 99.4, and incorporated herein by reference, is an agreement between the Issuer and Mr. Miller (the "Share Acquisition Agreement"), which agreement has been joined by each of the Reporting Persons (other than Mr. Miller) pursuant to a joinder the form of which is attached hereto as Exhibit 99.5 and incorporated by reference herein (the "Joinder Agreement"). Pursuant to the Share Acquisition Agreement, the Issuer has approved the acquisition of 20% or more of the Issuer's outstanding voting stock by the Reporting Persons and their affiliates. Any persons who, prior to the merger, will acquire an interest in Holdings will be required to join the Share Acquisition Agreement.

        Except as set forth in this Item 4, the Reporting Persons have no other plans or intentions that relate to or would result in the events set forth in Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer

        See Items 7 through 11 on the cover page of this report for each of the Reporting Persons. Together the Reporting Persons may be deemed to beneficially own 2,352,258 shares of Common Stock which, reflected in terms of a percentage of total outstanding Common Stock of 7,277,952 shares (as of March 11, 2003, based upon information supplied by the Issuer) plus shares of Preferred stock held by the Reporting Persons and shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan by the Reporting Persons, is 28%.

        Except for systematic purchases of EXCO Stock through the 401(k) plans of Mr. Miller, Mr. Eubank, J. Douglas Ramsey, Charles R. Evans, Richard E. Miller, J. David Choisser, Richard L. Hodges, John D. Jacobi, Daniel A. Johnson, Harold L. Hickey, Russell W. Romoser, W. Andy Bracken, Paul B. Rudnicki, James M. Perkins, Gary M. Nelson, and Gary Parker, and shares received pursuant to the Issuer's director compensation plan, none of the Reporting Persons has engaged in any transactions in EXCO Stock within 60 days prior to March 11, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Mr. Miller has entered into the Share Acquisition Agreement with the Issuer as described in Item 4 of this Statement.

        Each of the Reporting Persons (other than Mr. Miller) have executed the Joinder Agreement described in Item 4 of this Statement.

        Each of Holdings and ERA has entered into the Merger Agreement described in Item 3 of this Statement.

        Holdings has entered into the Stock Purchase Agreement described in Item 3 of this Statement.

        ERA has received the Day Light Loan commitment described in Item 3 of this Statement.

        At the request of Holdings, each of Mr. Miller and Mr. Eubank entered into a voting agreement with the Issuer and Holdings (the "Voting Agreement") attached hereto as Exhibit 99.6 and incorporated herein by reference. The Voting Agreement provides that Mr. Miller and Mr. Eubank will not: (a) sell, transfer, encumber, pledge or assign any EXCO Stock owned or subsequently acquired by them; (b) enter into any contract to do any of the foregoing; or (c) grant any proxy or power of attorney with respect to their EXCO Stock except in accordance with the Voting Agreement.

        They further agreed that until the earlier of the effective time of the merger or the termination of the Voting Agreement, they will vote all of their shares of the Issuer's capital stock: (a) in favor of the approval of the Merger Agreement and the transactions contemplated in the Merger Agreement; (b) against any action or agreement that would result in a breach of any covenant, representation or warranty contained in the Merger Agreement or the Voting Agreement; (c) against any proposal to acquire the Issuer by a party other than Holdings and its affiliates; (d) against any change in a majority of the Issuer's board of directors or any amendment to the Issuer's charter or bylaws; and (e) against any action which, in the judgment of Holdings, could reasonably be expected to impede, delay or postpone the merger and the transactions contemplated in the Merger Agreement and the Voting Agreement.

        Additionally, in the Voting Agreement, each of Mr. Miller and Mr. Eubank grant to designees of Cerberus an irrevocable proxy to vote their EXCO Stock in accordance with the Voting Agreement.

        The Voting Agreement provides that Mr. Miller and Mr. Eubank have entered into the voting agreement only in their capacity as shareholders of the Issuer, and no provision of the Voting

Agreement may prevent or preclude Mr. Miller or Mr. Eubank from taking any action in their capacities as officers or directors of EXCO.

        The Voting Agreement will terminate on the earlier of: (a) the termination of the Merger Agreement; (b) the mutual written agreement of the parties to terminate the Voting Agreement; or (c) the effective time of the merger.

        The foregoing summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Voting Agreement.

        Mr. Miller and Mr. Eubank have each entered into a contribution agreement with Holdings attached hereto as Exhibit 99.7 and incorporated herein by reference (the "Contribution Agreement"); whereby they contribute all of their shares of ERA common stock to Holdings in exchange for shares of Class A Stock. Mr. Miller also agreed not to exercise any of his options to acquire shares of EXCO Stock and has agreed to permit those options to expire according to their terms without being exercised, and Mr. Eubank has agreed not to exercise at least $675,000 worth of his options to acquire shares of EXCO Stock and has agreed to permit those options to expire according to their terms without being exercised.

        The foregoing summary of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Voting Agreement.

        On May 18, 2001, the Issuer loaned Andy Bracken $50,602.25 at a rate of 6.44% which is secured by 8,212 shares of his EXCO Stock.

        On May 18, 2001, the Issuer loaned Rick Hodges $33,000.00 at a rate of 6.44% which is secured by 2,750 shares of his EXCO Stock.

        On May 18, 2001, the Issuer loaned Richard Miller $60,000.00 at a rate of 6.44% which is secured by 10,000 shares of his EXCO Stock.

Item 7. Material to be filed as Exhibits

Exhibit A	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii).
99.1
Agreement and Plan of Merger, dated as of March 11, 2003, by and among EXCO Resources, Inc., EXCO Holdings Inc. and ER Acquisition, Inc. (incorporated by reference to Exhibit 99.2 of EXCO Resources, Inc.'s Current Report on Form 8-K as filed on March 12, 2003).
99.2	Stock Purchase Agreement, dated as of March 11, 2002, by and among EXCO Holdings Inc. and Cerberus Capital Management, L.P., on behalf of one or more funds or affiliates to be designated by it.
99.3	Loan Commitment, dated as of March 12, 2003, issued to ER Acquisition, Inc. by Bank One, N.A.
99.4
Agreement between Douglas H. Miller and EXCO Resources, Inc. dated as of October 14, 2002 (incorporated by reference to Exhibit 99.6 of Mr. Miller's Statement of Beneficial Ownership on Schedule 13D as filed on October 24, 2002).
99.5	Form of Joinder Agreement to that certain Agreement between Douglas H. Miller and EXCO Resources, Inc. (executed by each of the Reporting Persons other than Douglas H. Miller).
99.6	Voting Agreement, dated as of March 11, 2002, by and among EXCO Holdings Inc., Douglas H. Miller, T.W. Eubank and EXCO Resources, Inc.
99.7	Contribution Agreement, dated as of March 11, 2003, by and among Douglas H. Miller, T.W. Eubank and EXCO Holdings, Inc.

SIGNATURE

        After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this Statement is true, complete and correct.

        KNOW ALL ME BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Douglas H. Miller and T. W. Eubank and each of them, his true and lawful attorney-in-fact and agent with full power of substitution or resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto, and other documentation in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to accomplish the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities and Exchange Act of 1934, this Schedule 13D has been signed by the following persons.

SIGNATURE		DATE

EXCO HOLDINGS INC.
By:	/s/ DOUGLAS H. MILLER Douglas H. Miller, Chief Executive Officer	March 21, 2003
ER ACQUISITION, INC.
By:	/s/ DOUGLAS H. MILLER Douglas H. Miller, President	March 21, 2003
/s/ DOUGLAS H. MILLER Douglas H. Miller		March 21, 2003
/s/ T. W. EUBANK T. W. Eubank		March 21, 2003
/s/ J. DOUGLAS RAMSEY, PH.D J. Douglas Ramsey, Ph.D		March 13, 2003
/s/ CHARLES R. EVANS Charles R. Evans		March 13, 2003

/s/ J. DAVID CHOISSER J. David Choisser	March 12, 2003
/s/ RICHARD E. MILLER Richard E. Miller	March 13, 2003
/s/ JAMES M. PERKINS, JR. James M. Perkins, Jr.	March 12, 2003
/s/ RICHARD L. HODGES Richard L. Hodges	March 13, 2003
/s/ JOHN D. JOCOBI John D. Jocobi	March 12, 2003
/s/ DANIEL A. JOHNSON Daniel A. Johnson	March 13, 2003
/s/ HAROLD L. HICKEY Harold L. Hickey	March 13, 2003
/s/ STEPHEN E. PUCKETT Stephen E. Puckett	March 17, 2003
/s/ RUSSELL W. ROMOSER Russell W. Romoser	March 13, 2003
/s/ W. ANDY BRACKEN W. Andy Bracken	March 12, 2003
/s/ PAUL B. RUDNICKI Paul B. Rudnicki	March 12, 2003

/s/ GARY M. NELSON Gary M. Nelson	March 17, 2003
/s/ WAYNE GIFFORD Wayne Gifford	March 13, 2003
/s/ GARY PARKER Gary Parker	March 12, 2003
/s/ CRAIG F. HRUSKA Craig F. Hruska	March 13, 2003
/s/ STEVE FAGAN Steve Fagan	March 13, 2003
/s/ DENNIS G. MCINTYRE Dennis G. McIntyre	March 13, 2003
/s/ NEIL BURROWS Neil Burrows	March 13, 2003
/s/ GREGORY ROBB Gregory Robb	March 13, 2003
/s/ JONATHAN KUHN Jonathan Kuhn	March 13, 2003
/s/ JAMES L. BENINGER James L. Beninger	March 13, 2003
/s/ TERRY PIDKOWA Terry Pidkowa	March 14, 2003

/s/ DUANE MASSE Duane Masse	March 13, 2003
/s/ JEFFREY D. BENJAMIN Jeffrey D. Benjamin	March 21, 2003
/s/ EARL E. ELLIS Earl E. Ellis	March 21, 2003
/s/ JENNIFER M. PERRY Jennifer M. Perry	March 14, 2003
/s/ KIRSTIE M. EGAN Kirstie M. Egan	March 13, 2003
/s/ WESLEY E. ROBERTS Wesley E. Roberts	March 14, 2003
/s/ DELWYN C. DENNISON Delwyn C. Dennison	March 14, 2003
/s/ MUHAREM MUSTALIC Muharem Mustalic	March 14, 2003
/s/ TERRY L. TRUDEAU Terry L. Trudeau	March 14, 2003

APPENDIX A

NAME	OCCUPATION	BUSINESS OR RESIDENCE ADDRESS	CITIZENSHIP OR JURISDICTION OF FORMATION
Douglas H. Miller	Chairman of the Board and Chief Executive Officer of the Issuer	6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	USA
T. W. Eubank	President, Treasurer and Director of the Issuer	6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	USA
J. Douglas Ramsey, Ph.D.	Vice President, Chief Financial Officer and Director of the Issuer	6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	USA
Charles R. Evans	Vice President and Chief Operating Officer	6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	USA
J. David Choisser	Vice President and Chief Accounting Officer of the Issuer	6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	USA
Richard E. Miller	Vice President, Secretary and General Counsel of the Issuer	6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	USA
James M. Perkins, Jr.	Vice President of the Issuer	6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	USA
Richard L. Hodges	Vice President of the Issuer	6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	USA
John D. Jacobi	Vice President of the Issuer	6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	USA
Daniel A. Johnson	Vice President of the Issuer	6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	USA
Harold L. Hickey	Production and Asset Manager of the Issuer	6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	USA
Stephen E. Puckett	Manager of Engineering and Operations of the Issuer	6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	USA
Russell W. Romoser	Manager of Acquisitions of the Issuer	6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	USA

W. Andy Bracken	Controller of the Issuer	6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	USA
Paul B. Rudnicki	Financial Analyst and Assistant to the Chief Financial Officer of the Issuer	6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	USA
Gary M. Nelson	Information Systems Manager of the Issuer	6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	USA
Wayne Gifford	Manager of Exploration of the Issuer	6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	USA
Gary Parker	Reservoir Engineer Manager of the Issuer	6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	USA
Craig F. Hruska	President of Addison Energy Inc.	1100, 635—8th Avenue SW, Calgary, AB T2P 3M3	Canadian
Steve Fagan	Vice President of Corporate Development of Addison Energy Inc.	1100, 635—8th Avenue SW, Calgary, AB T2P 3M3	Canadian
Dennis G. McIntyre	Vice President of Engineering of Addison Energy Inc.	1100, 635—8th Avenue SW, Calgary, AB T2P 3M3	Canadian
Neil Burrows	Controller of Addison Energy Inc.	1100, 635—8th Avenue SW, Calgary, AB T2P 3M3	Canadian
Gregory Robb	Vice President of Exploration of Addison Energy Inc.	1100, 635—8th Avenue SW, Calgary, AB T2P 3M3	Canadian
Jonathan Kuhn	Engineering Manager of Addison Energy Inc.	1100, 635—8th Avenue SW, Calgary, AB T2P 3M3	Canadian
Jamie Beninger	Land Manager of Addison Energy Inc.	1100, 635—8th Avenue SW, Calgary, AB T2P 3M3	Canadian
Terry Pidkowa	Operations Manager of Addison Energy Inc.	1100, 635—8th Avenue SW, Calgary, AB T2P 3M3	Canadian
Duane Masse	Exploitation Manager of Addison Energy Inc.	1100, 635—8th Avenue SW, Calgary, AB T2P 3M3	Canadian
Jeffrey D. Benjamin	Outside Director of the Issuer	6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	USA
Earl E. Ellis	Outside Director of the Issuer	6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	USA

Jennifer M. Perry	Exploitation Engineer of Addison Energy Inc.	1100, 635—8th Avenue SW, Calgary, AB T2P 3M3	Canadian
Kirstie M. Egan	Land Administration Manager of Addison Energy Inc.	1100, 635—8th Avenue SW, Calgary, AB T2P 3M3	Canadian
Wesley E. Roberts	Production Foreman of Addison Energy Inc.	1100, 635—8th Avenue SW, Calgary, AB T2P 3M3	Canadian
Delwyn C. Dennison	Production Foreman of Addison Energy Inc.	1100, 635—8th Avenue SW, Calgary, AB T2P 3M3	Canadian
Muharem Mustalic	Senior Property Accountant Budget Analyst of Addison Energy Inc.	1100, 635—8th Avenue SW, Calgary, AB T2P 3M3	Canadian
Terry L. Trudeau	Professional Engineering Consultant	55Pinnacle Ridge Dr. SW Calgary, AB T32 3N7	Canadian
EXCO Holdings Inc.		6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	Delaware
ER Acquisition, Inc.		6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	Texas

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii).
99.1
Agreement and Plan of Merger, dated as of March 11, 2003, by and among EXCO Resources, Inc., EXCO Holdings Inc. and ER Acquisition, Inc. (incorporated by reference to Exhibit 99.2 of EXCO Resources, Inc.'s Current Report Form 8-K as filed on March 12, 2003).
99.2	Stock Purchase Agreement, dated as of March 11, 2002, by and among EXCO Holdings Inc. and Cerberus Capital Management, L.P., on behalf of one or more funds or affiliates to be designated by it.
99.3	Loan Commitment, dated as of March 12, 2003 issued to ER Acquisition, Inc. by Bank One, N.A.
99.4
Agreement between Douglas H. Miller and EXCO Resources, Inc. dated as of October 14, 2002 (incorporated by reference to Exhibit 99.6 of Mr. Miller's Statement of Beneficial Ownership on Schedule 13D as filed on October 24, 2002).
99.5	Form of Joinder Agreement to that certain Agreement between Douglas H. Miller and EXCO Resources, Inc. (executed by each of the Reporting Persons other than Douglas H. Miller).
99.6	Voting Agreement, dated as of March 11, 2002, by and among EXCO Holdings Inc., Douglas H. Miller, T.W. Eubank and EXCO Resources, Inc.
99.7	Contribution Agreement, dated as of March 11, 2003, by and among Douglas H. Miller, T.W. Eubank and EXCO Holdings, Inc.

EXHIBIT A

JOINT FILING AGREEMENT

        The undersigned persons acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned persons and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned persons without the necessity of filing additional joint filing agreements. The undersigned persons acknowledge that each of them shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning the other undersigned persons, except to the extent that such undersigned person knows or has reason to believe that such information is inaccurate.

SIGNATURE		DATE

EXCO HOLDINGS INC.
By:	/s/ DOUGLAS H. MILLER Douglas H. Miller, Chief Executive Officer	March 21, 2003
ER ACQUISITION, INC.
By:	/s/ DOUGLAS H. MILLER Douglas H. Miller, President	March 21, 2003
/s/ DOUGLAS H. MILLER Douglas H. Miller		March 21, 2003
/s/ T. W. EUBANK T. W. Eubank		March 21, 2003
/s/ J. DOUGLAS RAMSEY, PH.D J. Douglas Ramsey, Ph.D		March 13, 2003
/s/ CHARLES R. EVANS Charles R. Evans		March 13, 2003
/s/ J. DAVID CHOISSER J. David Choisser		March 12, 2003
/s/ RICHARD E. MILLER Richard E. Miller		March 13, 2003

/s/ JAMES M. PERKINS, JR. James M. Perkins, Jr.	March 12, 2003
/s/ RICHARD L. HODGES Richard L. Hodges	March 13, 2003
/s/ JOHN D. JOCOBI John D. Jocobi	March 12, 2003
/s/ DANIEL A. JOHNSON Daniel A. Johnson	March 13, 2003
/s/ HAROLD L. HICKEY Harold L. Hickey	March 13, 2003
/s/ STEPHEN E. PUCKETT Stephen E. Puckett	March 17, 2003
/s/ RUSSELL W. ROMOSER Russell W. Romoser	March 13, 2003
/s/ W. ANDY BRACKEN W. Andy Bracken	March 12, 2003
/s/ PAUL B. RUDNICKI Paul B. Rudnicki	March 12, 2003
/s/ GARY M. NELSON Gary M. Nelson	March 17, 2003
/s/ WAYNE GIFFORD Wayne Gifford	March 13, 2003
/s/ GARY PARKER Gary Parker	March 12, 2003

/s/ CRAIG F. HRUSKA Craig F. Hruska	March 13, 2003
/s/ STEVE FAGAN Steve Fagan	March 13, 2003
/s/ DENNIS G. MCINTYRE Dennis G. McIntyre	March 13, 2003
/s/ NEIL BURROWS Neil Burrows	March 13, 2003
/s/ GREGORY ROBB Gregory Robb	March 13, 2003
/s/ JONATHAN KUHN Jonathan Kuhn	March 13, 2003
/s/ JAMES L. BENINGER James L. Beninger	March 13, 2003
/s/ TERRY PIDKOWA Terry Pidkowa	March 14, 2003
/s/ DUANE MASSE Duane Masse	March 13, 2003
/s/ JEFFREY D. BENJAMIN Jeffrey D. Benjamin	March 21, 2003
/s/ EARL E. ELLIS Earl E. Ellis	March 21, 2003
/s/ JENNIFER M. PERRY Jennifer M. Perry	March 14, 2003

/s/ KIRSTIE M. EGAN Kirstie M. Egan	March 13, 2003
/s/ WESLEY E. ROBERTS Wesley E. Roberts	March 14, 2003
/s/ DELWYN C. DENNISON Delwyn C. Dennison	March 14, 2003
/s/ MUHAREM MUSTALIC Muharem Mustalic	March 14, 2003
/s/ TERRY L. TRUDEAU Terry L. Trudeau	March 14, 2003

QuickLinks

SCHEDULE 13D
  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to be filed as Exhibits
SIGNATURE
APPENDIX A
EXHIBIT INDEX
EXHIBIT A
JOINT FILING AGREEMENT